

October 8, 2010

Mr. Andrew P. Becnel
Senior Vice President and Chief Financial Officer
Weatherford International Ltd.
4-6 Rue Jean-Francois Bartholoni
1204 Geneva, Switzerland

> **Re: Weatherford International Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010, as amended April 30, 2010**
> **File No. 1-34258**

Dear Mr. Becnel:

We have reviewed your filing and your letters dated June 18, 2010 and August 6, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 from our letter dated May 28, 2010. We also note your disclosure in your quarterly report on Form 10-Q for the quarter ended June 30, 2010 regarding the lawsuits stemming from the explosion of the Deepwater Horizon rig in April 2010, and your disclosure regarding your contracts with the operator. In addition, we note the reference to the Weatherford float collar in the BP investigation report published on September 8, 2010 regarding the Macondo well incident. Please explain to us the following:

- Describe in sufficient detail any obligations or other potential liability that you may have (for example, but not limited to, environmental liability, liability for personal injuries and deaths, loss of revenue, business interruption, etc.). Clarify the extent to which specific environmental regulations (e.g. the U.S. Oil Pollution Act of 1990, etc.) may apply to you with regard to this incident, and what the regulations may require of you. Include a discussion with regard to any relevant contracts, including, without limitation, with respect to provisions related to indemnification and warranties. For example, please describe the provisions of the contracts that provide the basis for your statement at page 18 of your quarterly report on Form 10-Q for the quarter ended June 30, 2010 that you believe you should be fully indemnified for claims made in currently pending lawsuits.

- We note your disclosure at page 40 of your quarterly report on Form 10-Q for the quarter ended June 30, 2010 regarding your insurance coverage, and your statements that your insurance policies are subject to exclusions, limitations, and other conditions and may not apply in all cases. With a view toward disclosure, please tell us how you expect your insurance coverage to apply to any claims related to the Macondo well incident, including, without limitation, claims related to personal injury or death, and claims related to environmental damage.

- Specifically describe the equipment that was provided and the services that were performed by you, or on your behalf, to the Deepwater Horizon in connection with the drilling of the Macondo well. In this regard, we note that, in the second full paragraph at page 40 of your quarterly report on Form 10-Q for the quarter ended June 30, 2010, you state that you provided products and services on the Deepwater Horizon in the Gulf of Mexico.

- Clarify the expected impact of this incident to your company's operations, including loss of revenues and costs expected to be incurred.

Please provide us with a copy of your related contracts with the operator.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009, filed April 30, 2009

Compensation Discussion and Analysis, page 13

2009 Executive Compensation Components, page 17

Long-Term Incentive Compensation, page 19

2.   We note your response to comment 1 from our letter dated July 23, 2010. If material to the determination of the long-term incentive compensation granted to your named executive officers in 2009, please expand your disclosure to describe for each named executive officer the compensation committee's determination with respect to individual performance and anticipated future contributions.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

Andrew P. Becnel
Weatherford International Ltd.
October 8, 2010
Page 3

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Parker Morrill at (202) 551-3696, Laura Nicholson at (202) 551-3584, or me at (202) 551-3750 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director